

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

October 1, 2010

<u>Via Mail and Facsimile (201-267-8050)</u>

Efraim Grinberg
Chaimran and Chief Executive Officer
Movado Group, Inc.
650 From Road, Suite 375
Paramus, NJ 07652

> **Re:** **Movado Group, Inc.**
> **Form 10-K for the Fiscal Year Ended January 31, 2010**
> **Filed April 1, 2010**
> **File No. 1-16497**
> **Response Letter Filed September 16, 2010**

Dear Mr. Grinberg:

We refer you to our comment letter dated September 1, 2010 regarding business contacts with Syria. We have completed our review of this subject matter and have no further comments at this time.

> Sincerely,

> Cecilia Blye, Chief
> Office of Global Security Risk

cc: Chris Owings
        Assistant Director
        Division of Corporation Finance